Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Reports First Quarter 2010 Financial and Operating Results

     <<
            Adjusted Operating Profit up 16% as Revenue Grows 5% to
             $2.9 Billion and Margins Expand in each of Wireless,
                          Cable Operations and Media;

             Wireless Data Revenue Growth Continues Strong at 40%;

                  Strong Wireless Network and Cable Operations
           Revenue Increases Combine with Cost Efficiencies to Drive
        Adjusted Operating Profit Growth of 17% for Wireless and 10%
                             for Cable Operations;

      Increases in TV, Sportsnet, and The Shopping Channel Sales Combine
          with Cost Reduction Initiatives to Drive Solid Revenue and
                  Adjusted Operating Profit Growth at Media;

               Consolidated First Quarter Free Cash Flow up 27%,
                          Adjusted Net Income up 59%, and
                      Adjusted Earnings Per Share up 73%;

        Share Buybacks and Dividends Total $477 Million During Quarter
     >>

     TORONTO, April 28 /CNW/ - Rogers Communications Inc. today announced the filing of its consolidated financial and operating results for the three months ended March 31, 2010.

     Financial highlights are as follows(1):

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
     (In millions of dollars,                   ------------------------------
      except per share amounts)                      2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating revenue                           $  2,887  $  2,747         5
     Operating profit                               1,122     1,082         4
     Net income                                       380       309        23
     Basic and diluted net income per share      $   0.64  $   0.49        31

     As adjusted:
       Operating profit                          $  1,163  $  1,005        16
       Net income                                     408       256        59
       Basic and diluted net income per share    $   0.69  $   0.40        73
     -------------------------------------------------------------------------
     (1) For a detailed discussion of our financial and operating metrics and results, please review our 2009 Annual Report together with our first quarter 2010 MD&A and our first quarter 2010 Unaudited Interim
         Consolidated Financial Statements and Notes thereto which can be found at www.rogers.com and on SEDAR at www.sedar.com or on EDGAR at
         www.sec.gov.
     >>

     "Our first quarter results reflect continued top line growth combined with good traction on cost controls. We delivered double-digit adjusted operating profit growth, margin expansion at all three segments, and a 27%
increase in free cash flow," said Nadir Mohamed, President and Chief Executive
Officer of Rogers Communications. "Our focus on wireless data and attracting and retaining higher value customers continues to pay dividends, while the improved results in our Media division reflect the actions we took in 2009 to improve our ratings and cost structure. Across the board we are off to a solid start in 2010."

     Highlights of the first quarter of 2010 include the following:

     <<
     -   Generated consolidated quarterly revenue growth of 5%, with Wireless network growth of 7%, and growth of 6% at Cable Operations and 6% at
         Media. Wireless and Cable Operations adjusted operating profit increased by 17% and 10%, respectively, while Media returned to a profit position with $18 million growth in adjusted operating profit versus the first quarter of 2009. This was partially offset by the revenue decline at Retail. Revenue growth and cost reduction initiatives combined to drive adjusted operating profit margin expansion of 370 basis points on a consolidated basis, with Wireless network margins up 440 basis points, Cable Operations margins up 160 basis points, and Media margins up 620 basis points.

     -   Wireless network revenue growth was fuelled by data revenue growth of
         40% and postpaid net subscriber additions of 47,000. Wireless data revenue now comprises 26% of Wireless network revenue and was helped by the activation and upgrade of approximately 348,000 additional smartphone devices during the quarter, predominantly iPhone,
         BlackBerry and Android devices, of which approximately 35% were for subscribers new to Wireless. This resulted in subscribers with smartphones representing 33% of the overall postpaid subscriber base at March 31, 2010, up from 23% at March 31, 2009, and generating ARPU nearly twice that of voice only subscribers.

     -   Additions of television, Internet and telephony subscribers at Cable all improved from the prior year with Internet subscriber penetration at 71% of television subscribers, digital penetration at 74% of television households, and residential voice-over-cable telephony penetration at 42% of television subscribers.

     -   Wireless announced a strategic business relationship with TBayTel to extend HSPA service across Northern Ontario giving Rogers and TBayTel customers significantly expanded 3G coverage across communities and major highway corridors covering an area of close to 300,000 square kilometers.

     -   Wireless, through its 50%-owned Inukshuk Wireless Partnership, entered into an agreement to acquire from Craig Wireless
         approximately 61 MHz of broadband radio service spectrum in the 2500 to 2690 MHz frequency range across the provinces of British Columbia and Manitoba, as well as between 6 to 24 MHz of miscellaneous spectrum in certain Manitoba markets.

     -   Cable announced that the Rogers On Demand Online portal, Canada's leading online destination for primetime and specialty TV
         programming, movies, sports and web-only extras, is now experiencing in excess of two million page views per month and has almost 100,000 registered users. By expanding the TV experience to the Internet, our
         Cable, Internet and Wireless customers can now enjoy their TV anywhere, anytime with a rapidly expanding library of top programming wherever they have an Internet connection in Canada.

     -   Cable acquired 100% of the outstanding common shares of Blink
         Communications, a facilities-based, data network service provider that delivers next generation and leading edge services to small and medium sized businesses, including municipalities, universities, schools and hospitals, in the Oakville, Milton, and Mississauga,
         Ontario areas.

     -   Our Board of Directors approved a 10% increase in the annualized dividend rate to $1.28 per share on February 17, 2010, and immediately declared a quarterly dividend of $0.32 a share on each of our outstanding shares at the new, higher rate. The Board also approved the renewal of a normal course issuer bid to repurchase up to $1.5 billion of Rogers' Class B shares on the open market during the following twelve months.

     -   We repurchased 9 million RCI Class B Non-Voting shares for
         $302 million during the quarter under our $1.5 billion share buyback program and paid dividends on our common shares totalling
         $175 million.

     -   For the quarter, our free cash flow, defined as adjusted operating profit less property, plant and equipment expenditures and interest, was $629 million representing an increase of 27% from the same quarter last year while adjusted net income grew by 59%. On a per share basis, free cash flow increased by 37% over the same period reflecting share buybacks over the past year which decreased the base of outstanding shares, while adjusted earnings per share increased by
         73%.
     >>

     This summary of our first quarter 2010 earnings ("earnings release"), which is current as of April 27, 2010, should be read in conjunction with our first quarter 2010 MD&A, our first quarter 2010 Interim Unaudited Consolidated
Financial Statements and Notes thereto, our 2009 Annual MD&A and our 2009
Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of
Canadian generally accepted accounting principles ("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to
Note 25 of our 2009 Annual Audited Consolidated Financial Statements for a
summary of the differences between Canadian GAAP and United States ("U.S.")
GAAP for the year ended December 31, 2009.
     In this earnings release, the terms "we", "us", "our", "Rogers" and "the
Company" refer to Rogers Communications Inc. and our subsidiaries, "Wireless",
"Cable" and "Media".

     SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
     (In millions of dollars,                   ------------------------------
      except per share amounts)                      2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Wireless                                  $  1,662  $  1,544         8
       Cable
         Cable Operations                             789       743         6
         RBS                                          133       128         4
         Rogers Retail                                 89       102       (13)
         Corporate items and eliminations             (14)       (5)      180
                                                ------------------------------
                                                      997       968         3
       Media                                          301       284         6
       Corporate items and eliminations               (73)      (49)       49
                                                ------------------------------
     Total                                          2,887     2,747         5
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss)
       Wireless                                       832       710        17
       Cable
         Cable Operations                             340       308        10
         RBS                                            8        15       (47)
         Rogers Retail                                 (4)        1       n/m
                                                ------------------------------
                                                      344       324         6
       Media                                            8       (10)      n/m
       Corporate items and eliminations               (21)      (19)       11
                                                ------------------------------
     Adjusted operating profit                      1,163     1,005        16
     Stock-based compensation recovery (expense)      (24)       81       n/m
     Integration and restructuring expenses            (2)       (4)      (50)
     Other items, net                                 (15)        -       n/m
                                                ------------------------------
     Operating profit                               1,122     1,082         4
     Other income and expense, net                    742       773        (4)
                                                ------------------------------
     Net income                                  $    380  $    309        23
                                                ------------------------------
                                                ------------------------------

     Basic and diluted net income per share      $   0.64  $   0.49        31

     As adjusted:
       Net income                                $    408  $    256        59
       Basic and diluted net income per share    $   0.69  $   0.40        73

     Additions to property, plant and
      equipment ("PP&E")
       Wireless                                  $    199  $    174        14
       Cable
         Cable Operations                             118       104        13
         RBS                                            6         8       (25)
         Rogers Retail                                  1         3       (67)
                                                ------------------------------
                                                      125       115         9
       Media                                            5        14       (64)
       Corporate                                       37        56       (34)
                                                ------------------------------
     Total                                       $    366  $    359         2
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     SEGMENT REVIEW

     <<
     WIRELESS
     --------
     >>

     Summarized Wireless Financial Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)         2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Postpaid                                  $  1,515  $  1,406         8
       Prepaid                                         66        67        (1)
                                                ------------------------------
       Network revenue                              1,581     1,473         7
       Equipment sales                                 81        71        14
                                                ------------------------------
     Total operating revenue                        1,662     1,544         8
                                                ------------------------------

     Operating expenses before the undernoted
       Cost of equipment sales                        237       225         5
       Sales and marketing expenses                   111       140       (21)
       Operating, general and administrative
        expenses                                      482       469         3
                                                ------------------------------
                                                      830       834         -
                                                ------------------------------
     Adjusted operating profit                        832       710        17
     Stock-based compensation recovery (expense)       (5)       10       n/m
     Integration and restructuring expenses            (1)        -       n/m
     Other items, net                                 (10)        -       n/m
                                                ------------------------------
     Operating profit                            $    816  $    720        13
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin as %
      of network revenue                            52.6%     48.2%

     Additions to PP&E                           $    199  $    174        14

     -------------------------------------------------------------------------
     >>

     Summarized Wireless Subscriber Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
     (Subscriber statistics in thousands,       ------------------------------
      except ARPU, churn and usage)                  2010      2009       Chg
     -------------------------------------------------------------------------

     Postpaid
       Gross additions                                278       315       (37)
       Net additions                                   47       104       (57)
       Total postpaid retail subscribers            7,026     6,554       472
       Average monthly revenue per user ("ARPU") $  72.14  $  72.15  $  (0.01)
       Average monthly minutes of usage               557       570       (13)
       Monthly churn                                1.10%     1.09%     0.01%

     Prepaid
       Gross additions                                128       130        (2)
       Net losses                                     (34)      (32)       (2)
       Total prepaid retail subscribers             1,481     1,460        21
       ARPU                                      $  14.70  $  15.10  $  (0.40)
       Average monthly minutes of usage               105       117       (12)
       Monthly churn                                3.59%     3.63%    (0.04%)

     Blended ARPU                                $  62.02  $  61.57  $   0.45
     Blended average monthly minutes of usage         476       484        (8)

     -------------------------------------------------------------------------
     >>

     Wireless Subscribers and Network Revenue

     The year-over-year decrease in net subscriber additions for the quarter primarily reflects cautious sales and marketing spending in the current year period due to significantly intensified advertising and promotional activity associated with a 2010 Vancouver Olympic sponsorship by a main competitor, a perception of a generally soft market during portions of the quarter, an increased level of competitive intensity, and a significantly higher than usual market share of subscriber additions by Wireless in the prior year period.
     The increase in network revenue for the three months ended March 31,
2010, compared to the corresponding period of 2009, was driven predominantly by the continued growth of Wireless' postpaid subscriber base and the continued adoption of wireless data services. Year-over-year, blended ARPU increased by 0.7%, which reflects higher wireless data and long-distance revenues, partially offset by the declines in roaming volumes and out-of-plan usage revenues driven down by a combination of economic softness, the creation over the past year of voice and data roaming value plans for frequent travellers, and general competitive intensity. The decline in roaming revenue is net of an estimated $8 million one-time benefit associated with roaming by international visitors to the Vancouver Olympics.
     For the three months ended March 31, 2010, wireless data revenue increased by approximately 40% over the corresponding period of 2009, to $415 million. This growth in wireless data revenue reflects the continued
penetration and growing usage of smartphone and wireless laptop devices which are driving the use of e-mail, wireless Internet access, text messaging and other wireless data services. For the three months ended March 31, 2010, data revenue represented approximately 26% of total network revenue, compared to
20% in the corresponding period of 2009.
     Wireless activated and upgraded approximately 348,000 smartphone devices, predominately iPhone, BlackBerry and Android devices, of which approximately
35% were for subscribers new to Wireless, during the three months ended March
31, 2010. This resulted in subscribers with smartphones representing 33% of the overall postpaid subscriber base as at March 31, 2010, compared to 23% as at March 31, 2009. These subscribers have committed to new multi-year-term contracts, and generate ARPU nearly twice that of voice only subscribers.
     Wireless' success in maintaining the low level of postpaid churn reflects targeted customer retention programs and continued enhancements in network coverage and quality.

     Wireless Equipment Sales

     The year-over-year increase in the equipment sales component of revenue, including activation fees and net of equipment subsidies, for the three months ended March 31, 2010, versus the corresponding period of 2009, reflects the increasing mix of smartphones sold to new customers and to existing customers who chose to upgrade their devices.

     Wireless Operating Expenses

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                        2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating expenses
       Cost of equipment sales                   $    237  $    225         5
       Sales and marketing expenses                   111       140       (21)
       Operating, general and administrative
        expenses                                      482       469         3
                                                ------------------------------
     Operating expenses before the undernoted         830       834         -
     Stock-based compensation expense (recovery)        5       (10)      n/m
     Integration and restructuring expenses             1         -       n/m
     Other items, net                                  10         -       n/m
                                                ------------------------------
     Total operating expenses                    $    846  $    824         3
     -------------------------------------------------------------------------
     >>

     The increase in cost of equipment sales for the three months ended March
31, 2010, compared to the corresponding period of 2009, was primarily the result of a higher volume of hardware upgrades by existing subscribers versus the prior period and a higher average cost of more sophisticated devices.
     Sales and marketing expenses decreased 21% compared to the prior year quarter due to lower sales volumes as well as savings resulting from cost cutting initiatives. Wireless' marketing campaigns during the quarter were generally less robust than during the prior year period in order to prevent dilution by the significant 2010 Olympic coverage and related advertising campaigns by competitors.
     The year-over-year increase in operating, general and administrative expenses for the first quarter, excluding retention spending discussed below, was driven by a combination of growth in the Wireless subscriber base and increases in information technology and customer care, predominately offset by savings related to operating and scale efficiencies across various functions.
     Total retention spending, including subsidies on handset upgrades, was
$155 million in the three months ended March 31, 2010, compared to $143 million in the corresponding period of 2009. The retention spending for the three months ended March 31, 2010 increased compared to the corresponding period of 2009 as a result of a modestly higher volume of upgrade activity by existing subscribers versus the prior period.

     Wireless Adjusted Operating Profit

     The 17% year-over-year increase in adjusted operating profit and adjusted operating profit margin of 52.6% on network revenue (which excludes equipment sales revenue) for the three months ended March 31, 2010 primarily reflects the increase in network revenue and the decrease in the total operating expenses discussed above.

     Wireless Additions to Property, Plant and Equipment ("PP&E")

     Wireless additions to PP&E are classified into the following categories:

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                        2010      2009     % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Capacity                                  $    128  $     90        42
       Quality                                         43        50       (14)
       Network - other                                  6        14       (57)
       Information technology and other                22        20        10
                                                ------------------------------
     Total additions to PP&E                     $    199  $    174        14
     -------------------------------------------------------------------------
     >>

     Wireless PP&E additions reflect spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the deployment of our HSPA+ network. Quality related PP&E is associated with upgrades to the network to enable higher throughput speeds, in addition to improved network access associated activities such as site build programs, and network sectorization work. Investments in Network - other are associated with network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.
     Capacity spending increased over the prior year period due to the expansion and augmentation of the network due to continued migration of subscribers to the HSPA Network and subscriber additions. During the first quarter of 2010, HSPA roll out covering 88% of Canadian population was completed. Quality PP&E decreased due to lower expenditures on our access network. Network - other expenditures decreased over the prior year period due to lower project activity levels.

     <<
     CABLE
     -----
     >>

     Summarized Cable Financial Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)         2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Cable Operations                          $    789  $    743         6
       RBS                                            133       128         4
       Rogers Retail                                   89       102       (13)
       Intercompany eliminations                      (14)       (5)      180
                                                ------------------------------
     Total operating revenue                          997       968         3
                                                ------------------------------

     Adjusted operating profit (loss) before
      the undernoted
       Cable Operations                               340       308        10
       RBS                                              8        15       (47)
       Rogers Retail                                   (4)        1       n/m
                                                ------------------------------
     Adjusted operating profit                        344       324         6
     Stock-based compensation recovery (expense)       (3)       25       n/m
     Integration and restructuring expenses            (1)       (4)      (75)
     Other items, net                                  (5)        -       n/m
                                                ------------------------------
     Operating profit                            $    335  $    345        (3)
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss) margin
       Cable Operations                             43.1%     41.5%
       RBS                                           6.0%     11.7%
       Rogers Retail                                (4.5%)     1.0%

     Additions to PP&E
       Cable Operations                          $    118  $    104        13
       RBS                                              6         8       (25)
       Rogers Retail                                    1         3       (67)
                                                ------------------------------
     Total additions to PP&E                     $    125  $    115         9
     -------------------------------------------------------------------------
     >>

     The following segment discussions provide a detailed discussion of the
Cable operating results.

     CABLE OPERATIONS

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)         2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Core Cable                                $    457  $    428         7
       Internet                                       204       186        10
       Rogers Home Phone                              128       129        (1)
                                                ------------------------------
     Total Cable Operations operating revenue         789       743         6
                                                ------------------------------

     Operating expenses before the undernoted
       Sales and marketing expenses                    52        55        (5)
       Operating, general and administrative
        expenses                                      397       380         4
                                                ------------------------------
                                                      449       435         3
                                                ------------------------------
     Adjusted operating profit                        340       308        10
     Stock-based compensation recovery (expense)       (3)       23       n/m
     Integration and restructuring expenses             -        (1)      n/m
     Other items, net                                  (7)        -       n/m
                                                ------------------------------
     Operating profit                            $    330  $    330         -
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin               43.1%     41.5%

     -------------------------------------------------------------------------
     >>

     Summarized Subscriber Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (Subscriber statistics in thousands)            2010      2009       Chg
     -------------------------------------------------------------------------

     Cable homes passed                             3,646     3,560        86

     Television
       Net additions (losses)                           1        (8)        9
       Total television subscribers                 2,296     2,312       (16)

       Digital cable
         Households, net additions                     26        35        (9)
         Total households                           1,689     1,585       104

     Cable high-speed Internet
       Net additions                                   17        11         6
       Total cable high-speed Internet
        subscribers                                 1,636     1,582        54

     Cable telephony lines
       Net additions and migrations                    22        17         5
       Total cable telephony lines                    959       857       102

     Total cable service units
       Net additions                                   40        20        20
       Total cable service units                    4,891     4,751       140

     -------------------------------------------------------------------------

     Circuit-switched lines
       Net losses and migrations                      (16)      (23)        7
       Total circuit-switched lines                   108       192       (84)

     -------------------------------------------------------------------------
     >>

     Core Cable Revenue

     The increase in Core Cable revenue for the three months ended March 31,
2010, compared to the corresponding period of 2009, reflects the continued
increasing penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous year to both our analog and digital cable services along with new promotional programs contributed to the growth in revenue.
     Cable continues to lead the Canadian cable industry in digital penetration. The digital cable subscriber base grew by 7% from March 31, 2009 to March 31, 2010, to 74% of television households, compared to 69% as at
March 31, 2009. Increased demand from subscribers for the larger selection of digital content, video on demand, HDTV and personal video recorder ("PVR")
equipment continues to drive the growth in the digital subscriber base.

     Cable Internet Revenue

     The year-over-year increase in Internet revenues for the three months ended March 31, 2010, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made during the previous twelve months and incremental revenue from additional usage charges for those customers who exceed monthly gigabyte allowances associated with their respective plans.
     With the high-speed Internet base at approximately 1.6 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 71% of our television subscriber base, at March 31,
2010.

     Rogers Home Phone Revenue

     Rogers Home Phone revenue for the three months ended March 31, 2010, reflects the year-over-year growth in the cable telephony customer base comprised of cable telephony revenue growth of approximately 9% for the quarter, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The higher net additions of cable telephony lines in the first quarter of 2010 versus the corresponding period of 2009 is the result of increased demand for new phone packages introduced in the second quarter of 2009 and a modestly improved economic climate in Ontario.
     Cable telephony lines in service grew 12% from March 31, 2009 to March
31, 2010. At March 31, 2010, cable telephony lines represented 26% of the homes passed by our cable networks and 42% of television subscribers.
     Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable continues to significantly de-emphasize sales of the circuit-switched product. Of the
22,000 net line additions to cable telephony during the first quarter of 2010, approximately 3,000 were migrations of lines from our legacy circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.
     Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable
Operations for the first quarter ended March 31, 2010 would have been 9% and
8%, respectively.

     Cable Operations Operating Expenses

     The increase in Cable Operations' operating expenses for the three months ended March 31, 2010 compared to the corresponding period of 2009 was primarily driven by the increases in the digital cable, Internet and Rogers
Home Phone subscriber bases, resulting in higher costs associated with programming and other content, network operations, and increases in information technology costs. Partially offsetting these increases were cost reduction and efficiency initiatives across various functions. Cable
Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

     Cable Operations Adjusted Operating Profit

     The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, combined with decreased activity levels and cost efficiencies. As a result, Cable Operations adjusted operating profit margins increased to 43.1% for the three months ended March 31, 2010, compared to 41.5% in the corresponding period of 2009.

     ROGERS BUSINESS SOLUTIONS

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)         2010      2009     % Chg
     -------------------------------------------------------------------------

     RBS operating revenue                       $    133  $    128         4
                                                ------------------------------

     Operating expenses before the undernoted
       Sales and marketing expenses                    12         6       100
       Operating, general and administrative
        expenses                                      113       107         6
                                                ------------------------------
                                                      125       113        11
                                                ------------------------------
     Adjusted operating profit                          8        15       (47)
     Stock-based compensation recovery                  -         1       n/m
     Integration and restructuring expenses            (1)        -       n/m
                                                ------------------------------
     Operating profit                            $      7  $     16       (56)
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit margin                6.0%     11.7%

     -------------------------------------------------------------------------
     >>

     Summarized Subscriber Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (Subscriber statistics in thousands)            2010      2009       Chg
     -------------------------------------------------------------------------

     Local line equivalents
       Total local line equivalents                   162       193       (31)

     Broadband data circuits
       Total broadband data circuits                   33        37        (4)

     -------------------------------------------------------------------------
     >>

     RBS Revenue

     The increase in RBS revenues reflects the increase in long-distance revenue and the acquisition of Blink, partially offset by the ongoing decline in the legacy portions of the business. RBS is focused on leveraging on-net revenue opportunities utilizing Cable's existing network facilities as well as maintaining its existing medium enterprise customer base while growing the carrier business. For the three months ended March 31, 2010, long-distance revenue increased, which was partially offset by a decline in RBS legacy data and local revenues, compared to the corresponding period of 2009.

     RBS Operating Expenses

     Operating, general and administrative expenses increased for the three months ended March 31, 2010, compared to the corresponding period of 2009. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were offset by lower data and local carrier charges.
     Sales and marketing expenses increased for the three months ended March
31, 2010, compared to the corresponding period of 2009, and reflect increased marketing within the medium and large enterprise and carrier segments associated with RBS' launch of a new suite of Ethernet services.

     RBS Adjusted Operating Profit

     The increase in operating expenses described above led to an adjusted operating profit margin of 6.0% for the three months ended March 31, 2010, compared to 11.7% in the corresponding period of the prior year.

     ROGERS RETAIL

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)         2010      2009     % Chg
     -------------------------------------------------------------------------

     Rogers Retail operating revenue             $     89  $    102       (13)
                                                ------------------------------

     Operating expenses before the undernoted          93       101        (8)
                                                ------------------------------
     Adjusted operating profit (loss)                  (4)        1       n/m
     Stock-based compensation recovery                  -         1       n/m
     Integration and restructuring expenses             -        (3)      n/m
     Other items, net                                   2         -       n/m
                                                ------------------------------
     Operating loss                              $     (2) $     (1)      100
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss) margin        (4.5%)     1.0%

     -------------------------------------------------------------------------
     >>

     Rogers Retail Revenue

     The decrease in Rogers Retail revenue for the three months ended March
31, 2010, compared to the corresponding period of 2009, was the result of a continued decline in video rental and sales activities combined with lower
Wireless sales activity versus the prior year period.
     During the first quarter, Rogers began an initiative to more deeply integrate its wireless, cable and video rental distribution channels to better respond to changing customer needs and preferences. As a result of this integration, certain facilities and stores associated principally with the video rental portion of Retail will be closed.

     Rogers Retail Adjusted Operating Profit (Loss)

     Adjusted operating profit (loss) at Rogers Retail decreased for the three months ended March 31, 2010, compared to the corresponding period of 2009, reflecting the trends noted above.

     CABLE ADDITIONS TO PP&E

     The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

     <<
     -   Customer premise equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and associated
         installation costs;
     -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
     -   Line extensions, which includes network costs to enter new service areas;
     -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
         electronics; and
     -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.
     >>

     Summarized Cable PP&E Additions

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars)                        2010      2009     % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Customer premise equipment                $     46  $     33        39
       Scalable infrastructure                         40        35        14
       Line extensions                                  8         8         -
       Upgrades and rebuild                             3         5       (40)
       Support capital                                 21        23        (9)
                                                ------------------------------
     Total Cable Operations                           118       104        13
     RBS                                                6         8       (25)
     Rogers Retail                                      1         3       (67)
                                                ------------------------------
                                                 $    125  $    115         9
     -------------------------------------------------------------------------
     >>

     Additions to Cable PP&E include continued investments in the cable network to continue to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.
     The increase in Cable Operations PP&E for the three months ended March
31, 2010 compared to the corresponding period in 2009 resulted primarily from higher spending associated with continuing to enhance the customer experience through new services on our Internet and Digital platforms. CPE spending in the corresponding period in 2009 was lower due to higher inventory levels built in late 2008 to take advantage of vendor pricing.
     The RBS PP&E additions for the three months ended March 31, 2010 decreased slightly compared to the corresponding period of 2009 and reflects the timing of expenditures on customer networks and support capital.
     Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

     <<
     MEDIA
     -----
     >>

     Summarized Media Financial Results

     <<
     -------------------------------------------------------------------------
                                                  Three months ended March 31,
                                                ------------------------------
     (In millions of dollars, except margin)         2010      2009     % Chg
     -------------------------------------------------------------------------

     Operating revenue                           $    301  $    284         6
                                                ------------------------------

     Operating expenses before the undernoted         293       294         -
                                                ------------------------------
     Adjusted operating profit (loss)                   8       (10)      n/m
     Stock-based compensation recovery (expense)       (4)       16       n/m
                                                ------------------------------
     Operating profit                            $      4  $      6       (33)
                                                ------------------------------
                                                ------------------------------

     Adjusted operating profit (loss) margin         2.7%     (3.5%)

     Additions to property, plant and equipment  $      5  $     14       (64)

     -------------------------------------------------------------------------
     >>

     Media Revenue

     The 6% increase in Media's revenue for the three months ended March 31,
2010, compared to the corresponding period of 2009, represents the first quarterly revenue increase since the economic downturn began in the fourth quarter of 2008. This year-over-year growth reflects improvements in Media's prime time TV ratings, increased subscriber fees and improvements in the economy and in consumer discretionary spending, which together are favorably impacting Television, Sportsnet and The Shopping Channel revenues. Media's
Radio revenues were relatively flat year-over-year, while Publishing and
Sports Entertainment divisions reported revenue declines.

     Media Operating Expenses

     Media's operating expenses for the three months ended March 31, 2010 were flat compared to the corresponding period of 2009. This was driven by focused cost reduction programs across all of Media's divisions over the past year and lower variable costs associated with printing and production at Publishing.
However, this was partially offset by cost of goods sold increases at The
Shopping Channel associated with higher sales volumes and certain planned increases in programming costs at Television and Sportsnet.

     Media Adjusted Operating Profit

     The increase in Media's adjusted operating profit for the three months ended March 31, 2010, compared to the corresponding period of 2009, primarily reflects the revenue and expense changes discussed above and resultant operating leverage which caused operating profit and margins to both increase significantly.

     Media Additions to PP&E

     Media's PP&E additions in the three months ended March 31, 2010, declined from the corresponding period in 2009 due to the completion of Television's new Ontario broadcasting facility combined with numerous cost containment initiatives across Media's divisions.

     2010 FINANCIAL AND OPERATING GUIDANCE

     At this point in the year we have no specific revisions to the 2010 annual financial and operating guidance ranges which we provided on February
17, 2010.

     <<
     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Income
     (In millions of dollars, except per share amounts)

     -------------------------------------------------------------------------
                                                           Three months ended
                                                                March 31,
                                                           2010          2009
     -------------------------------------------------------------------------

     Operating revenue                                $   2,887     $   2,747

     Operating expenses:
       Cost of sales                                        303           310
       Sales and marketing                                  252           281
       Operating, general and administrative              1,208         1,070
       Integration and restructuring                          2             4
       Depreciation and amortization                        408           444
     -------------------------------------------------------------------------

     Operating income                                       714           638

     Interest on long-term debt                            (168)         (152)
     Foreign exchange gain (loss)                            12           (29)
     Change in fair value of derivative instruments         (13)           10
     Other income (expenses), net                            (1)            2
     -------------------------------------------------------------------------

     Income before income taxes                             544           469
     -------------------------------------------------------------------------

     Income tax expense:
       Current                                              114             -
       Future                                                50           160
       -----------------------------------------------------------------------
                                                            164           160
     -------------------------------------------------------------------------
     Net income for the period                        $     380     $     309
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted net income per share           $    0.64     $    0.49
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Balance Sheets
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                       March 31,  December 31,
                                                           2010          2009
     -------------------------------------------------------------------------

     Assets

     Current assets:
       Cash and cash equivalents                      $     126     $     383
       Accounts receivable                                1,165         1,310
       Other current assets                                 438           338
       Current portion of derivative instruments              1             4
       Future income tax assets                             135           220
       -----------------------------------------------------------------------
                                                          1,865         2,255
     Property, plant and equipment                        8,190         8,197
     Goodwill                                             3,111         3,018
     Intangible assets                                    2,626         2,643
     Investments                                            645           547
     Derivative instruments                                  15            78
     Other long-term assets                                 295           280
     -------------------------------------------------------------------------
                                                      $  16,747     $  17,018
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Accounts payable and accrued liabilities       $   1,905     $   2,175
       Income tax payable                                   315           208
       Current portion of long-term debt                      1             1
       Current portion of derivative instruments             82            80
       Unearned revenue                                     300           284
       -----------------------------------------------------------------------
                                                          2,603         2,748

     Long-term debt                                       8,266         8,463
     Derivative instruments                               1,076         1,004
     Other long-term liabilities                            128           133
     Future income tax liabilities                          379           397
     -------------------------------------------------------------------------
                                                         12,452        12,745

     Shareholders' equity                                 4,295         4,273
     -------------------------------------------------------------------------
                                                      $  16,747     $  17,018
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Cash Flows
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                           Three months ended
                                                                March 31,
                                                           2010          2009
     -------------------------------------------------------------------------

     Cash provided by (used in):

     Operating activities:
       Net income for the period                      $     380     $     309
       Adjustments to reconcile net income to
        cash flows from operating activities:
         Depreciation and amortization                      408           444
         Program rights and Rogers Retail rental
          amortization                                       49            40
         Future income taxes                                 50           160
         Unrealized foreign exchange loss (gain)            (12)           27
         Change in fair value of derivative
          instruments                                        13           (10)
         Pension contributions, net of expense              (10)           (5)
         Stock-based compensation expense (recovery)         24           (81)
         Amortization on fair value increment of
          long-term debt                                     (2)           (1)
         Other                                                3            (1)
       -----------------------------------------------------------------------
                                                            903           882
       Change in non-cash operating working
        capital items                                       (50)         (194)
       -----------------------------------------------------------------------
                                                            853           688
     -------------------------------------------------------------------------

     Investing activities:
       Additions to property, plant and equipment
        ("PP&E")                                           (366)         (359)
       Change in non-cash working capital items
        related to PP&E                                     (89)         (131)
       Deposit on acquisition of spectrum licences          (10)            -
       Acquisition of Blink Communications Inc.            (130)            -
       Additions to program rights                          (46)          (44)
       Other                                                  7            (1)
       -----------------------------------------------------------------------
                                                           (634)         (535)
     -------------------------------------------------------------------------

     Financing activities:
       Issuance of long-term debt                             -           365
       Repayment of long-term debt                            -          (435)
       Repurchase of Class B Non-Voting shares             (302)            -
       Proceeds received on exercise of stock options         1             -
       Dividends paid                                      (175)         (159)
       -----------------------------------------------------------------------
                                                           (476)         (229)
     -------------------------------------------------------------------------

     Decrease in cash and cash equivalents                 (257)          (76)

     Cash and cash equivalents (deficiency),
      beginning of period                                   383           (19)
     -------------------------------------------------------------------------
     Cash and cash equivalents (deficiency),
      end of period                                   $     126     $     (95)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplemental cash flow information:
       Income taxes paid                              $       7     $       -
       Interest paid                                        146           153
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The change in non-cash operating working
      capital items is as follows:
       Decrease in accounts receivable                $     145     $     246
       Increase in other assets                            (119)          (74)
       Decrease in accounts payable and accrued
        liabilities                                        (199)         (432)
       Increase in income tax payable                       107             -
       Increase in unearned revenue                          16            66
     -------------------------------------------------------------------------
                                                      $     (50)    $    (194)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     This earnings release should be read in conjunction with our 2009 Annual
Report, our first quarter 2010 MD&A and our first quarter 2010 Unaudited
Interim Consolidated Financial Statements and Notes thereto that can be found at www.rogers.com and on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

     Caution Regarding Forward-Looking Statements, Risks and Assumptions

     This earnings release includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this earnings release. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
     Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.
     We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
     Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of our first quarter 2010 MD&A entitled "Updates to Risks and Uncertainties" and "Government Regulation and Regulatory Developments",
and also the sections entitled "Risks and Uncertainties Affecting our
Businesses" and "Government Regulation and Regulatory Developments" in our
2009 Annual MD&A.

     About Rogers Communications Inc.

     Rogers Communications is a diversified Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New
York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     Quarterly Investment Community Conference Call

     As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:30 a.m. ET today, April 28,
2010. A rebroadcast of this teleconference will be available on the Webcast
Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

     %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Wireless, Cable and Corporate:
Terrie Tweddle, (416) 935-4727, terrie.tweddle(at)rci.rogers.com; Media and
Regulatory: Jan Innes, (416) 935-3525, jan.innes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless; Rogers Cable Inc.; Rogers
     Media Inc.

CNW 17:45e 28-APR-10